Exhibit 21

List of Subsidiaries

Name	State of Incorporation

Mercantile Trust & Savings Bank	Illinois
State Bank of Augusta	Illinois
Marine Trust Company of Carthage	Illinois
Perry State Bank	Missouri
Security State Bank of Hamilton	Illinois
Golden State Bank	Illinois
Brown County State Bank	Illinois
Farmers State Bank of Northern Missouri	Missouri
Mid-America Bancorp, Inc.*	Kansas
Heartland Bank*	Kansas
Mercantile Investments, Inc.	Delaware

     * Beginning February 2004

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